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                                                                 EXHIBIT (A)(10)

Excerpt of Press release                                   [Wolters Kluwer LOGO]

Wolters Kluwer

April 29, 1998

Furthermore Wolters Kluwer makes known that with regard to the acquisition of Waverly in the United States, which was announced in February 1998, Wolters Kluwer will extend its cash tender offer for all shares of Waverly, Inc. (NASDAQ: WAVR) at US dollar 39 per share to midnight (EST), Tuesday May 19, 1998. The offer is scheduled to expire at Midnight (EST) April 30, 1998. As of April 27, 1998 approximately 7.4 million Waverly shares have been tendered.

The extension of the tender offer will allow Wolters Kluwer to fully meet a routine request for information as part of a Hart-Scott-Rodino review by the Department of Justice in the United States. The complete terms and conditions of the tender offer are set forth in the offering documents filed with the Securities and Exchange Commission. Credit Suisse First Boston Corporation is acting as Dealer Manager for the offer and Georgeson & Company is acting as Information Agent.

Wolters Kluwer is a multidomestic publishing company active in 26 countries. Core activities are legal and tax publishing, business publishing, medical/scientific publishing, educational publishing/professional training, trade publishing for selected markets. Wolters Kluwer has a sales level of approx. Dfl. 5 billion and has some 14,000 employees. The corporate website of Wolters Kluwer on the Internet can be accessed at http:// www.wolters-kluwer.com.

Wolters Kluwer nv
P.O. Box 818
1000 AV Amsterdam
Tel: + 31 (0) 20 60 70 421
e-mail: info@wolterskluwer.com